 **Penwest Pharmaceuticals Co.**

Patterson, New York

May 9, 2002

Dear Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders of Penwest Pharmaceuticals Co. to be held on Wednesday, June 5, 2002, at 10:00 a.m. at the Ethan Allen Inn, 21 Lake Avenue Extension, Danbury, Connecticut.

In addition to the items set forth in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, we will report on current activities of the Company and will provide an opportunity to discuss matters of interest to you as a shareholder.

We sincerely hope you will be able to attend our Annual Meeting. However, whether or not you plan to attend, please sign, date and promptly return the enclosed proxy to ensure that your shares are represented. Alternatively, you may also vote your shares over the Internet or by telephone. Please refer to the enclosed proxy for instructions. If you so desire, you may withdraw your proxy and vote in person at our Annual Meeting.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in Penwest.

Very truly yours,

TOD R. HAMACHEK
Chairman of the Board and
Chief Executive Officer

PENWEST PHARMACEUTICALS CO.
2981 Route 22
Patterson, New York 12563-2335

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on June 5, 2002

To the Shareholders:

Notice is hereby given that the Annual Meeting of Shareholders of Penwest Pharmaceuticals Co., a Washington corporation (the "Company"), will be held at the Ethan Allen Inn, 21 Lake Avenue Extension, Danbury, Connecticut, on Wednesday, June 5, 2002, at 10:00 a.m., for the following purposes:

1. To elect two Class II directors for the ensuing three years;

2. To approve an amendment to the Company's 1997 Equity Incentive Plan to increase the number of shares of Common Stock that may be issued thereunder from 2,660,000 shares to 3,410,000 shares;

3. To ratify the selection of Ernst & Young LLP as independent auditors of the Company for the current fiscal year; and

4. To transact such other business as may properly come before the meeting or at any adjournment or postponement thereof.

The Board of Directors has no knowledge of any other business to be transacted at the meeting.

A copy of the Company's Annual Report to Shareholders for the year ended December 31, 2001, which contains financial statements and other information of interest to shareholders, accompanies this notice and the enclosed proxy statement.

Only shareholders of record at the close of business on April 30, 2002 are entitled to notice of, and to vote at, the meeting and at any adjournments or postponements thereof.

By Order of the Board of Directors

JENNIFER L. GOOD
Corporate Secretary

May 9, 2002

IMPORTANT

Whether or not you plan to attend the meeting, please sign, date and return promptly the enclosed proxy in the enclosed envelope, which requires no postage if mailed in the United States. Alternatively, please vote over the Internet or by telephone by following the instructions on the enclosed proxy. **Promptly signing, dating and returning the proxy or otherwise voting your shares will save the Company the additional expense of further solicitation.**

PENWEST PHARMACEUTICALS CO.
2981 Route 22
Patterson, New York 12563-2335

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Penwest Pharmaceuticals Co., a Washington corporation ("Penwest" or the "Company"), to be voted at the 2002 Annual Meeting of Shareholders of the Company to be held at 10:00 a.m. on June 5, 2002, at the Ethan Allen Inn, 21 Lake Avenue Extension, Danbury, Connecticut, and at any adjournment or postponement thereof.

The Notice of the Meeting, this Proxy Statement, the enclosed proxy and the Company's Annual Report to Shareholders for the year ended December 31, 2001 are being mailed to shareholders on or about May 9, 2002. The Company will, upon written request of any shareholder, furnish without charge a copy of its Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission (the "SEC"), without exhibits. Please address all such requests to the Company, Attention of Jennifer L. Good, Chief Financial Officer, 2981 Route 22, Patterson, New York 12563-2335. Exhibits to such Form 10-K will be provided upon written request and payment of an appropriate processing fee.

Voting Securities and Votes Required

On April 30, 2002, the record date for determination of shareholders entitled to notice of and to vote at the meeting, there were outstanding and entitled to vote an aggregate of 15,478,977 shares of Common Stock of the Company, $.001 par value per share (the "Common Stock").

The holders of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the meeting shall constitute a quorum for the transaction of business at the meeting. Shares of Common Stock present in person or represented by proxy (including shares which abstain or do not vote with respect to one or more of the matters presented for shareholder approval) will be counted for purposes of determining whether a quorum is present at the meeting.

The director candidates elected will be those receiving the largest number of votes cast by the shares entitled to vote in the election, up to the number of directors to be elected. The votes cast by the shares entitled to vote favoring the action must exceed the votes cast by the shares entitled to vote opposing the action for the approval of the amendment to the Company's 1997 Equity Incentive Plan ("1997 Plan") and the ratification of the selection of the Company's independent auditors.

Shares which abstain from voting as to a particular matter, and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter, will not be counted as votes in favor of such matter, and will also not be counted as votes cast or shares voting on such matter. Accordingly, abstentions and "broker non-votes" will have no effect on the voting on the election of directors, the approval of the amendment to the 1997 Plan, the ratification of independent auditors or any other matter that requires the affirmative vote of a certain percentage of the votes cast or shares voting on a matter.

Shareholders may vote by any one of the following means:

- By mail;

- By telephone (toll free);

- Over the internet; or

- In person, at the Annual Meeting.

To vote by mail, please sign, date and complete the enclosed proxy and return it in the enclosed self-addressed envelope. No postage is necessary if the proxy is mailed in the United States. Instructions for voting by using a toll-free telephone number or over the Internet can be found on your proxy. If you hold your shares through a bank, broker or other nominee, it will give you separate instructions for voting your shares.

All proxies will be voted in accordance with the instructions of the shareholder. If no choice is specified, the proxies will be voted in favor of the matters set forth in the accompanying Notice. Any proxy may be revoked by a shareholder at any time before its exercise by delivery of a written revocation or a subsequently dated proxy to the Secretary of the Company or by voting in person at the meeting. Attendance at the meeting will not itself be deemed to revoke a proxy unless the shareholder gives affirmative notice at the meeting that the shareholder intends to revoke the proxy and vote in person.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of March 31, 2002, regarding the beneficial ownership of the Company's Common Stock (i) by any person known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock, (ii) by each director, (iii) by each executive officer named in the Summary Compensation Table below and (iv) by the directors and executive officers as a group.

Name (and Address for Beneficial Owners over 5%)	Amount of Beneficial Ownership of Common Stock(1)	Percent of Class(2)
5% Shareholders:		
John P. Curran .... Curran Partners, L.P. 237 Park Avenue New York, NY 10017	1,614,650(3)	10.44%
CastleRock Partners, L.P. .... 101 Park Ave. New York, NY 10178	994,095	6.43%
Tod R. Hamachek .... 2981 Route 22 Patterson, NY 12563-2335	875,875(4)	5.52%
Other Directors:		
Paul E. Freiman	41,559(5)	*
Jere E. Goyan	34,013(6)	*
Rolf H. Henel	23,458(7)	*
Robert J. Hennessey......................................	30,848(8)	*
N. Stewart Rogers	276,911(9)	1.78%
John N. Staniforth	37,080(10)	*
Anne M. VanLent	36,064(11)	*
Other Named Executive Officers:		
Anand R. Baichwal	144,769(12)	*
Stephen J. Berté, Jr.	61,779(13)	*
Jennifer L. Good...	158,277(14)	1.01%
Michael J. Fox	15,000(15)	*
All directors and executive officers as a group (12 persons)	1,735,633(16)	10.52%

* Represents less than 1%.

(1) The number of shares beneficially owned by each person or entity known by the Company to own beneficially more than 5% of the outstanding voting stock, and each director and executive officer of the Company is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which an individual or group has sole or shared voting power or investment power and also any shares which an individual or group has the right to acquire within 60 days after March 31, 2002 through the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or group named in the

table has sole voting and investment power (or shares such power with his or her spouse) with respect to all shares or common stock listed as owned by such person or entity.

(2) Percentage ownership calculations are based on 15,463,977 shares of common stock outstanding as of March 31, 2002. Any shares that may be acquired by a person or entity upon the exercise of stock options or warrants within 60 days of March 31, 2002 are deemed to be outstanding for the purpose of calculating the percentage of the outstanding common stock owned by such person or entity. These shares, however, are not considered outstanding when computing the percentage ownership of any other person or entity.

(3) Consists of 638,455 shares of Common Stock for which John P. Curran has sole voting power and 976,195 shares of Common Stock held by Curran Partners, L.P., a private equity investment fund, of which Mr. Curran is the general partner and with which Mr. Curran shares voting power. The foregoing information is based solely on a Schedule 13G/A, dated February 14, 2002, filed with the Securities and Exchange Commission by Mr. Curran and Curran Partners, L.P.

(4) Includes 409,875 shares subject to outstanding stock options held by Mr. Hamachek, which are exercisable within the 60-day period following March 31, 2002.

(5) Includes 29,981 shares subject to outstanding stock options held by Mr. Freiman, which are exercisable within the 60-day period following March 31, 2002.

(6) Includes 26,513 shares subject to outstanding stock options held by Dr. Goyan, which are exercisable within the 60-day period following March 31, 2002.

(7) Includes 14,458 shares subject to outstanding stock options held by Mr. Henel, which are exercisable within the 60-day period following March 31, 2002.

(8) Includes 23,348 shares subject to outstanding stock options held by Mr. Hennessey, which are exercisable within the 60-day period following March 31, 2002.

(9) Consists of 187,500 shares held in a Grantor Annuity Trust for which Mr. Rogers has sole voting power, as well as 89,411 shares subject to outstanding stock options held by Mr. Rogers, which are exercisable within the 60-day period following March 31, 2002.

(10) Includes 29,580 shares subject to outstanding stock options held by Dr. Staniforth, which are exercisable within the 60-day period following March 31, 2002.

(11) Includes 28,564 shares subject to outstanding stock options held by Ms. VanLent, which are exercisable within the 60-day period following March 31, 2002.

(12) Consists of 144,769 shares subject to outstanding stock options held by Dr. Baichwal, which are exercisable within the 60-day period following March 31, 2002.

(13) Consists of 61,779 shares subject to outstanding stock options held by Mr. Berté, which are exercisable within the 60-day period following March 31, 2002.

(14) Includes 158,102 shares subject to outstanding stock options held by Ms. Good, which are exercisable within the 60-day period following March 31, 2002.

(15) Consists of 15,000 shares subject to outstanding stock options held by Dr. Fox, which are exercisable within the 60-day period following March 31, 2002.

(16) Includes an aggregate of 1,031,380 shares subject to outstanding stock options which are exercisable within the 60-day period following March 31, 2002.

PROPOSAL 1 — ELECTION OF DIRECTORS

Board of Directors

The Company has a classified Board of Directors consisting of three Class I Directors, two Class II Directors and three Class III Directors. At each annual meeting of shareholders, directors are elected for a full term of three years to succeed those whose terms are expiring. Two Class II Directors will be elected at the meeting for a three-year term expiring at the 2005 Annual Meeting. The term for the Class III Directors will expire at the 2003 Annual Meeting, and the term for the Class I Directors will expire at the 2004 Annual Meeting.

The persons named in the enclosed proxy will vote to elect, as Class II Directors, Dr. Jere E. Goyan and Ms. Anne M. VanLent, the director nominees named below, unless the proxy is marked otherwise. Dr. Goyan and Ms. VanLent are currently directors of the Company.

Each Class II Director will be elected to hold office until the annual meeting of shareholders to be held in 2005 and until his or her successor is elected and qualified. Each of the nominees has indicated his or her willingness to serve, if elected; however, if any nominee should be unable to serve, the person acting under the proxy may vote the proxy for a substitute nominee designated by the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable to serve if elected.

The Board of Directors recommends the election of Dr. Jere E. Goyan and Ms. Anne M. VanLent as Class II directors of the Company.

Set forth below are the name and age of each member of the Board of Directors, including those who are nominees for election as Class II Directors, whose term of office will continue beyond the date of the meeting, and the position and offices held by such member, his or her principal occupation and business experience during at least the past five years, the names of other publicly held companies in which he or she serves as a director and the year of the commencement of his or her term as a director of the Company.

Nominees for Election (Class II Directors)

Dr. Jere E. Goyan, 72, has served as a director of the Company since October 1997. Dr. Goyan has served as President of Goyan and Hart Associates since January 1999. Dr. Goyan served as President and Chief Operating Officer of Alteon, Inc., a pharmaceutical company, from 1993 to 1998. From 1979 to 1981, Dr. Goyan served as Commissioner of the Food and Drug Administration. Dr. Goyan is currently Dean Emeritus and Professor Emeritus of the School of Pharmacy, University of California, San Francisco where he was Dean from 1967 to 1992 and a Professor from 1956 to 1992. Dr. Goyan is a member of numerous associations and served as President of the American Association of Colleges of Pharmacy in 1978 and of the American Association of Pharmaceutical Scientists in 1990. He has received meritorious awards, including from the University of California, San Francisco, the American Pharmaceutical Association, the Department of Health and Human Services. Dr. Goyan is the Chairman of the Board of SciClone Pharmaceuticals, a biopharmaceutical firm, and a director of Emisphere Technologies, Inc., a biopharmaceutical company, PharmQuest Corporation, a drug development company, and Slil Pharmaceuticals, an early-stage drug discovery company. Dr. Goyan obtained a Bachelor of Science degree from the School of Pharmacy, University of California, San Francisco and a PhD. in Pharmaceutical Chemistry from the University of California, Berkeley.

Anne M. VanLent, 54, has served as a director of the Company since December 1998. Ms. VanLent has served as a partner of The Technology Compass Group, LLC, an emerging growth technology company consulting firm, since she founded it in October 2001. From October 2000 to October 2001, Ms. VanLent served as Executive Vice President, Portfolio Management, of Sarnoff Corporation, a company which creates and commercializes electronic, biomedical and informational technologies. From mid-1997 through October 2000, Ms. VanLent served as Sarnoff Corporation's Vice President of Ventures and Licensing. From March 1994 to August 1997, Ms. VanLent served as President of AMV Associates, an emerging growth healthcare consulting firm. From 1985 through 1993, Ms. VanLent served as Senior Vice President and Chief Financial Officer of The Liposome Company, Inc., a biotechnology company. Ms. VanLent is a director of i-STAT Corporation, a manufacturer of medical diagnostic products. Ms. VanLent received a B.A. in Physics from Mount Holyoke College. Ms. VanLent is a member of the Audit Committee.

Class III Directors (Term Expires 2003)

Tod R. Hamachek, 56, has served as Chairman of the Board and Chief Executive Officer of the Company since October 1997. Prior to that, he served as President and Chief Executive Officer of Penford Corporation, the Company's former parent ("Penford"), from 1985 through August 1998, and as a director of Penford from 1983 through August 1998. He is also a director of Northwest Natural Gas Company, a natural gas distribution company. Mr. Hamachek holds an M.B.A. from the Harvard Business School and a B.A. from Williams College. Mr. Hamachek serves on the Executive Committee of the Board.

Robert Hennessey, 60, has served as a director of the Company since October 1997. Mr. Hennessey served as President and Chief Executive Officer of Genome Therapeutics Corporation, a biotechnology company, from March 1993 until his retirement in November 2000, and currently serves as its Chairman of the Board. Prior to that, Mr. Hennessey was an independent consultant of Hennessey & Associates, Ltd., a strategic consulting firm to biotechnology and healthcare companies. Prior to that, Mr. Hennessey was Senior Vice President of Corporate Development for Sterling Drug, Inc. and also served in various executive assignments at Merck & Co., Inc., SmithKline Beecham PLC and Abbott Laboratories, each a pharmaceutical company. Mr. Hennessey is a director of Repligen, Inc., a biotechnology company. Mr. Hennessey holds an M.A. in Political Science and an A.B. in Liberal Arts from the University of Connecticut. Mr. Hennessey serves as Chairman of the Compensation and Benefits Committee and is a member of the Executive Committee.

Dr. John N. Staniforth, 48, has served as a director of the Company since December 1998. Dr. Staniforth has served as the Chief Scientific Officer of Vectura, Limited, a United Kingdom biosciences company, since September 1999. Dr. Staniforth is an Honorary Professor of the University of Bath in Bath, England. Dr. Staniforth serves as scientific advisor to a number of international pharmaceutical companies and has extensive teaching and research experience, chiefly at the University of Bath, Department of Pharmacy, at Rutgers University and Cornell University in the United States, and at Monash University in Australia. His research into powder mixing technology has been widely published and Dr. Staniforth is the recipient of numerous scientific awards, including the Churchill Fellowship, the Pfizer Medal for Pharmaceutical Research and the Special Upjohn Award for research in the field of microwave and radio-frequency drying, and has been elected Fellow of the American Association of Pharmaceutical Sciences. Dr. Staniforth has served as a consultant to Penwest since its inception and is the co-inventor of two of the Company's technologies: TIMERx and ProSolv.

Class I Directors (Term Expires 2004)

Paul E. Freiman, 67, has served as a director of the Company since October 1997. Mr. Freiman has served as the Chief Executive Officer and President of Neurobiological Technologies Inc., a biotechnology company, since May 1997 and as Chairman of the Board of Digital Gene Technologies, a biotechnology company, since February 1995. Mr. Freiman served as Chairman and Chief Executive Officer of Syntex Corporation, a pharmaceutical company, from 1990 to 1995. Mr. Freiman is a director of Calypte Biomedical Corporation, a developer of in vitro testing solutions, and Otsuka America Pharmaceuticals Inc., a pharmaceutical company. Mr. Freiman has been chairman of the Pharmaceutical Manufacturers Association of America ("PhARMA") and has chaired a number of key PhARMA committees. He is a graduate of Fordham University with a B.S. in Pharmacy and holds an honorary doctorate from the Arnold & Marie Schwartz College of Pharmacy. Mr. Freiman serves as the Board's lead director and is also a member of the Compensation and Benefits Committee and the Executive Committee.

Rolf H. Henel, 64, has served as a director of the Company since October 1997. Mr. Henel currently serves as a consultant to the health care industry. Mr. Henel has served as a partner of Naimark & Associates P.C., a consulting firm for the healthcare industry, since September 1994. From 1996 to 1997, Mr. Henel was a director and Chief Operating Officer of Immunomedics, Inc., a biopharmaceutical company. From 1978 to 1993, Mr. Henel served in a variety of positions at American Cyanamid Co., a pharmaceutical company, most recently as President of Cyanamid International — Lederle Division, as well as Vice Chairman of Lederle's Medical Research Planning Committee. He is a director and chairman of the Audit Committee of SciClone Pharmaceuticals, a biopharmaceutical company. Mr. Henel holds an M.B.A. from New York University and a B.A. from Yale University. Mr. Henel is a member of the Audit Committee.

N. Stewart Rogers, 72, has served as a director of the Company since October 1997. Mr. Rogers served as a director of Penford from 1983 until 1990, and as Chairman of the Board of Penford from 1990 until his retirement in January 2001. He served as Senior Vice President of Univar Corporation, a chemical distribution company, until his retirement in 1991. Mr. Rogers is a graduate of Stanford University with a B.A. in Economics. Mr. Rogers serves as Chairman of the Audit Committee, and is a member of the Compensation and Benefits Committee.

Committees of the Board

The Board of Directors has the following standing committees:

The Board has established a Compensation and Benefits Committee, an Audit Committee and an Executive Committee. The Compensation and Benefits Committee makes recommendations to the Board with respect to the compensation of directors and executive officers, sets the grant of stock-based awards for executive officers of the Company, and supervises the Company's employee benefit plans. The Compensation and Benefits Committee consists of Messrs. Freiman, Hennessey and Rogers. See "Compensation and Benefits Committee Report on Executive Compensation."

The Audit Committee recommends to the Board the selection of the independent auditors, reviews the proposed scope and fees of the independent audit, reviews the annual financial statements and the independent auditors' report, reviews the independent auditors' recommendations relating to accounting, internal controls and other matters, and reviews internal controls and accounting procedures with management. The Audit Committee consists of Messrs. Rogers and Henel and Ms. VanLent. See "Report of the Audit Committee of the Board of Directors."

The Executive Committee exercises all powers and authority of the Board with certain exceptions as provided under Washington law. The Executive Committee consists of Messrs. Freiman, Hamachek and Hennessey.

During fiscal year 2001, the Board of Directors met five times; the Compensation and Benefits Committee met two times; the Audit Committee met once; and the Executive Committee met once. Each of the Board committees also held informal meetings from time to time during fiscal year 2001. All directors attended 75% or more of the formal Board meetings and meetings of committees on which they served. The Company does not have a nominating committee or a committee serving a similar function. Nominations are made by and through the full Board of Directors.

Director Compensation

Non-employee directors were compensated during the last fiscal year as follows:

Annual retainer for the lead director $14,500

Annual retainer as a director 7,500

Fee for each meeting of the Board of Directors attended 1,500

Reimbursement for all reasonable expenses incurred in attending Board or committee meetings

Each director may elect to receive the above fees in the form of stock options under the Company's 1997 Equity Incentive Plan (the "1997 Plan"). These options, if elected, will be granted as of the date such fees are earned to purchase the number of shares of Common Stock determined by dividing the amount of the fees earned by 25% of the fair market value of one share of Common Stock on the grant date. The exercise price of such options will equal 75% of the fair market value of one share of Common Stock on the grant date and will be immediately exercisable. In 2001, the Company granted options to purchase an aggregate of 30,001 shares of Common Stock pursuant to directors' elections

Non-employee directors are also granted annual options under the 1997 Plan to purchase 7,000 shares of Common Stock on January 1st of each year. All such options vest on the first anniversary of the date of grant. However, the exercisability of these options will be accelerated upon the occurrence of a change in control of the Company. The exercise price of all such options granted will equal the fair market value of one share of common stock on the grant date. On January 2, 2002, each non-employee director was granted a stock option to purchase 7,000 shares of Common Stock at an exercise price of $19.76 per share.

Upon the date of the initial election of any non-employee director, such non-employee director will receive the right to receive up to 7,500 shares of Common Stock under the 1997 Plan on the earlier of (i) the date four years from the date of grant or (ii) the date upon which such director ceases to be a director by reason of death, permanent disability, resignation or retirement. The right to receive these shares will vest in four equal annual installments commencing upon the first anniversary of the date of grant.

Executive Compensation

Summary Compensation Table

The following table sets forth the total compensation paid by the Company during fiscal years 2001, 2000 and 1999 to the Chief Executive Officer of the Company and the Company's Senior Vice President, Research and New Technology Development, and Chief Scientific Officer, Senior Vice President and General Manager, Excipients Business, Senior Vice President, Finance, and Chief Financial Officer, and former President and Chief Operating Officer, who were the only executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2001. These executive officers may be referred to as the Named Executive Officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation		Long Term Compensation Awards Securities Underlying Options(#)	All Other Compensation(1)
		Salary	Bonus		
Tod R. Hamachek	2001	$355,000	$90,000	75,000	$16,976(2)
Chairman of the Board and Chief	2000	335,000	53,600	—	16,976(2)
Executive Officer	1999	315,000	89,325	—	18,789(2)
Anand R. Baichwal, Ph.D.	2001	168,500	36,902	20,000	35,679(3)
Senior Vice President, Research and	2000	162,000	15,600	15,000	47,772(3)
New Technology Development, and	1999	157,500	37,800	—	9,322(3)
Chief Scientific Officer					
Stephen J. Berté, Jr.	2001	175,000	26,250	20,000	5,481
Senior Vice President and General	2000	160,000	17,000	22,000	4,800
Manager, Excipients Business	1999	134,000	40,200	—	3,985
Jennifer L. Good	2001	180,000	45,000	32,000	7,875
Senior Vice President, Finance, and	2000	160,000	28,800	22,000	7,200
Chief Financial Officer	1999	145,000	34,800	—	7,319
Michael J. Fox	2001	114,237	—	—	—
Former President and Chief					
Operating Officer(4)					

(1) Represents matching contributions under the Penwest Savings and Stock Ownership Plan.

(2) Includes premiums paid on behalf of the Chief Executive Officer for supplemental life and disability insurance plans.

(3) Includes amounts paid to Dr. Baichwal under the Baichwal Agreement. See "Certain Relationships and Related Transactions."

(4) Dr. Fox's employment with the Company ended on August 2, 2001.

Option Grants in Last Fiscal Year

The following table sets forth certain information regarding stock options granted by the Company to the Named Executive Officers during the year ended December 31, 2001:

OPTION GRANTS IN LAST FISCAL YEAR

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3) | |
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (%)(1)	Exercise or Base Price ($/Sh)(2)	Expiration Date	5%($)	10%($)
Tod R. Hamachek	75,000(4)	26.0%	$12.00	2/28/11	$566,250	$1,434,000
Anand R. Baichwal.....	20,000(4)	6.9%	$12.00	2/28/11	151,000	382,400
Stephen L. Berté, Jr. ...	20,000(4)	6.9%	$15.94	6/05/11	241,600	611,840
Jennifer L. Good	32,000(4)	11.1%	$12.00	2/28/11	200,400	508,000
Michael J. Fox	—	—	—	—	—	—

(1) Calculated based on an aggregate of 288,500 options granted under the 1997 Plan to employees during the fiscal year ended December 31, 2001.

(2) The exercise price is equal to the average of the high and low prices of the Company's Common Stock as reported by the Nasdaq National Market on the date of grant.

(3) Potential realizable value is based on an assumption that the market price of the stock will appreciate at the stated rate, compounded annually, from the date of grant until the end of the option term. These values are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate or projection of future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock on the date on which the stock options are exercised.

(4) These options vest in four equal annual installments.

Aggregated Option Exercises in 2001 and Fiscal Year-End Option Values

The following table sets forth certain information concerning each exercise of stock options by the Named Executive Officers during the fiscal year ended December 31, 2001 and the number and value of unexercised stock options to purchase shares of common stock of Penwest held by each of the Named Executive Officers as of December 31, 2001.

AGGREGATED OPTION EXERCISES IN 2001 AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise	Value Realized (1)	Number of Securities Underlying Unexercised Options At Fiscal Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (2) Exercisable/Unexercisable
Tod R. Hamachek	—	—	416,125/279,376	$5,744,448/$3,495,315
Anand R. Baichwal	16,980	$222,832(3)	136,019/63,750	1,818,233/675,375
Stephen J. Berté, Jr.	13,112	96,909(4)	66,279/55,250	854,521/452,025
Jennifer L. Good	—	—	144,602/76,000	1,913,657/734,800
Michael J. Fox	—	—	75,000/0	618,000/0

(1) Value realized of options is calculated by subtracting the exercise price of such options from the fair market value of the Company's Common Stock as of the date of exercise.

(2) Value of unexercised options at fiscal year-end is calculated by subtracting the exercise price of such options from the fair market value of the Company's Common Stock as of December 31, 2001 ($20.05 per share).

(3) The fair market value of the Company's Common Stock as of the date of exercise of Dr. Baichwal's options was $19.61 per share.

(4) The fair market value of the Company's Common Stock as of the date of exercise of Mr. Berté's options was $12.88 per share.

Report of the Compensation and Benefits Committee on Executive Compensation

The Compensation and Benefits Committee of Penwest's Board of Directors (the "Committee") is comprised of non-employee, outside directors. The Committee is broadly charged by the Board of Directors with the following responsibilities:

- Establishing compensation and incentive programs that are directly tied to the long-term financial performance of Penwest, including a balanced combination of targets requiring the achievement of short-term operating goals and longer-term strategic objectives.

- Encouraging meaningful levels of Penwest stock ownership for key personnel.

- Directing and monitoring the Company's benefit plans for all Penwest employees.

- Establishing the grant of stock-based awards to executive officers.

Penwest maintains the philosophy that compensation of its executive officers should be directly and materially linked to the long-term results shareholders receive.

The executive compensation program consists of base salary, an incentive compensation program based on predetermined financial goals as well as certain qualitative objectives and stock–based incentive programs.

Base Salary.   The Committee uses outside consultants to identify competitive salary grades and ranges. The Committee directs the outside firm to consider similar sized companies (based on market capitalization and revenue size), geographic factors, similar market-related companies and growth profiles of other companies. These competitive standards are reviewed periodically and are targeted towards the 50th percentile of the companies surveyed. In addition, an executive officer's performance and potential, as well as changes in duties and responsibilities, are factors that may be considered in adjusting base salaries.

Incentive Compensation.   This program provides for an annual cash payout dependent on achieving predetermined financial goals as well as certain qualitative objectives. The Committee believes strongly that a balanced combination of targets requiring the achievement of short term operating goals and longer-term strategic objectives translates directly into increasing the long-term value of Penwest stock. Individual incentive compensation target awards are determined by salary grade and are subject to an adjustment based on individual performance. The highest individual target payout is 40% of an individual's base salary, and the lowest individual target payout is 20%. Payouts can exceed targets when quantitative and qualitative targets are exceeded. For 2001, executive payouts were paid based on achieving operating plan targets and drug development milestones.

Stock Based Incentive Programs. The Committee strongly encourages all executive officers of Penwest to build a significant ownership position, over time, in Penwest Common Stock. All stock options to executive officers have been granted at market prices. Options under the stock-based incentive programs offered by Penwest consist of four-year non-qualified stock options, and are granted at levels deemed competitive in the marketplace.

Supplemental Benefit Plans. Supplemental Benefit Plans offered by the Company include a supplemental retirement plan, deferred compensation plan, and survivor benefit life and disability plan. These plans are designed to be competitive with other plans for comparably sized companies. The Company currently only offers these plans to the Chief Executive Officer.

CEO Compensation. As discussed above, Penwest's executive cash compensation program includes a base salary and performance-based incentive compensation and stock-based incentive programs. Mr. Hamachek participates in the same incentive compensation programs applicable to other Named Executive Officers. The Committee's objective is to correlate Mr. Hamachek's remuneration with the Company's performance and the achievement of predetermined goals. Mr. Hamachek's base salary is reviewed annually in an effort to maintain market competitiveness and, based on such review, was increased by 6% for fiscal 2001. Mr. Hamachek's bonus was paid in February 2002 for fiscal 2001 performance goal results. If the Company had achieved 100% of its stated bonus goals then Mr. Hamachek would have been paid a full 40% of his base salary; however, the Company only achieved 60% of the target and Mr. Hamachek's bonus was paid at that level. In addition, in light of the Company's performance and in an effort to maintain market competitiveness, Mr. Hamachek was granted stock options to purchase 75,000 shares of Common Stock for fiscal 2001.

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for compensation over $1 million paid to its chief executive officer and its four other most highly compensated executive officers. However, qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Committee reviews the potential effect of Section 162(m) periodically and generally seeks to structure the long-term incentive compensation granted to Penwest executive officers in a manner that is intended to avoid disallowance of deductions under Section 162(m). Nevertheless, the Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Committee believes that such payments are appropriate and in the best interests of Penwest and its shareholders, after taking into consideration changing business conditions and the performance of its employees.

By the Compensation and Benefits Committee of the Board of Directors of Penwest Pharmaceuticals Co.

Robert J. Hennessey, Chair
Paul E. Freiman
N. Stewart Rogers

Compensation Committee Interlocks and Insider Participation

The current members of the Company's Compensation and Benefits Committee are Messrs. Hennessey, Freiman and Rogers. No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Compensation and Benefits Committee of the Company.

Certain Relationships and Related Transactions

Since January 1, 2001, the Company has not engaged in any transactions with any director or officer of the Company or any security holder holding more than 5% of the Company's Common Stock or any affiliate of them or the Company, except as described below:

Under a Recognition and Incentive Agreement (as amended, the "Baichwal Agreement") with Anand Baichwal, the Company's Senior Vice President of Research and New Technology Development and Chief Scientific Officer, the Company is obligated to pay to Dr. Baichwal on an annual basis in arrears (i) one-half of one percent of the Company's Net Sales (as defined in the Baichwal Agreement) of TIMERx Material (as defined in the Baichwal Agreement) to third parties, (ii) one-half of one percent of royalties received by the Company under licenses, collaborations or other exploitation agreements with third parties with respect to the sale, license, use or exploitation by such third parties of products based on or incorporating the TIMERx Material, and (iii) one-half of one percent of payments made in lieu of such Net Sales or royalties and received by the Company. Such payments cease in the event that Dr. Baichwal's employment is terminated for cause. The Baichwal Agreement also contains non-competition and non-solicitation provisions that expire two years after the termination of his employment. For fiscal 2001, the Company paid Dr. Baichwal $27,804 under the Baichwal Agreement.

Under a Royalty Agreement with John N. Staniforth (the "Staniforth Agreement"), a member of the Company's Board of Directors, the Company is obligated to pay to Dr. Staniforth on an annual basis in arrears one-half of one percent of the Company's Net Sales (as defined in the Staniforth Agreement) related to the products covered by the TIMERx and ProSolv patents. Such payments will continue through the life of patents developed by Dr. Staniforth. For fiscal 2001, the Company paid Dr. Staniforth $44,597 under the Staniforth Agreement. Dr. Staniforth also has an annual consulting agreement with the Company for which he is paid $80,000 per year, or $1,250 per day, payable in quarterly payments. The consulting agreement is automatically renewed each year and is cancelable by either the Company or Dr. Staniforth upon thirty days' prior notice. Any invention that results from this consulting agreement is legally owned by Penwest. Dr. Staniforth also serves on the Scientific Advisory Board of the Company and is paid $1,500 for each meeting attended.

On July 11, 2001, the Company completed a private placement of its Common Stock to selected institutional investors, resulting in the sale of an aggregate of 2,447,187 shares of Common Stock at a price of $12.25 per share, or approximately $30 million in the aggregate, less expenses. As part of the private placement, the Company sold 100,000 shares to Curran Partners, L.P. for an aggregate price of $1,225,000, and 857,145 shares to CastleRock Partners, L.P. and its affiliates for an aggregate price of $10,500,026.

Section 16(a) Beneficial Ownership Reporting Compliance

The federal securities laws require the Company's directors and executive officers, and persons who own more than ten percent of the Company's Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of any securities of the Company.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 2001, all of the Company's directors, executive officers and greater-than-ten-percent beneficial owners made all required filings on a timely basis.

Report of the Audit Committee of the Board of Directors

The Audit Committee of the Company's Board of Directors is comprised of three members and acts under a written charter first adopted and approved on October 5, 2000. The members of the Audit Committee are independent directors, as defined by its charter and the rules of the Nasdaq Stock Market. The members of the Audit Committee also meet the listing standards for the Nasdaq Stock Market with respect to financial literacy and sophistication.

The Audit Committee reviewed the Company's audited financial statements for the fiscal year ended December 31, 2001 and discussed these financial statements with the Company's management. Management is responsible for the Company's internal controls and the financial reporting process. The Company's independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and to issue a report on those financial statements. The Audit Committee is responsible for monitoring and overseeing these processes. As appropriate, the Audit Committee reviews and evaluates, and discusses with the Company's management and the independent auditors, the following:

- the plan for, and the independent auditors' report on, each audit of the Company's financial statements;

- the Company's financial disclosure documents, including all financial statements and reports filed with the Securities and Exchange Commission or sent to shareholders;

- management's selection, application and disclosure of critical accounting policies;

- changes in the Company's accounting practices, principles, controls or methodologies;

- significant developments or changes in accounting rules applicable to the Company; and

- the adequacy of the Company's internal controls.

Management represented to the Audit Committee that the Company's financial statements had been prepared in accordance with accounting principles generally accepted in the United States.

The Audit Committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards No. 61, "Communication with Audit Committees" ("SAS No. 61"), with Ernst & Young LLP, the Company's independent auditors. SAS No. 61 requires the Company's independent auditors to discuss with the Company's Audit Committee, among other things, the following:

- methods to account for significant unusual transactions;

- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

14

- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and

- disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

The Company's independent auditors also provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees" ("ISB No. 1"). ISB No. 1 requires auditors annually to disclose in writing all relationships that in the auditor's professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. In addition, the Audit Committee discussed with the independent auditors the matters disclosed in this letter and their independence from the Company. The Audit Committee also considered whether the independent auditors' provision of certain other, non-audit related services to the Company, which are referred to in this proxy statement under the heading "Ratification of Selection of Independent Auditors — Independent Auditor Fees and Other Matters," is compatible with maintaining such auditors' independence.

Based on its discussions with management and the independent auditors, and its review of the representations and information provided by management and the independent auditors, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

By the Audit Committee of the Board of Directors of Penwest Pharmaceuticals Co.

N. Stewart Rogers, Chair
Rolf H. Henel
Anne M. VanLent

Stock Performance Graph

The following graph compares the Company's cumulative total shareholder return on its Common Stock from August 10, 1998, the record date for the distribution to the shareholders of Penford Corporation, the Company's former parent, of all the shares of the Company's Common Stock, through December 31, 2001, the time during which Penwest's stock traded as a public company, with the cumulative total return on (a) the Nasdaq Market Index, U.S. companies ("Nasdaq U.S.") and (b) the Nasdaq Pharmaceutical Index ("Nasdaq-Pharmaceutical"). The graph assumes that $100 was invested on August 10, 1998 in the Company's Common Stock and in the stated indices. The comparison assumes that all dividends are reinvested.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100




	August 10, 1998	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001
Penwest	$100.00	$ 74.05	$180.68	$153.29	$237.55
Nasdaq U.S.	100.00	118.64	220.48	132.66	105.22
Nasdaq — Pharmaceutical	100.00	124.33	233.69	290.66	249.80

PROPOSAL 2 — APPROVAL OF AMENDMENT TO
THE COMPANY'S 1997 EQUITY INCENTIVE PLAN

The Company's 1997 Plan currently provides for the grant of incentive and non-statutory stock options, restricted and other stock-based awards to employees, officers and directors of, and consultants and advisors to, the Company, to purchase up to a total of 2,660,000 shares of Common Stock. As of March 31, 2002, there were 862,485 shares available for issuance under the 1997 Plan. In April 2002, the Board adopted resolutions, subject to shareholder approval, approving an amendment to the 1997 Plan to increase the number of shares of the Company's Common Stock authorized for issuance under the 1997 Plan from 2,660,000 shares to 3,410,000 shares.

The Board adopted the plan amendment because it believes that the number of shares of Common Stock currently authorized under the 1997 Plan will be insufficient to satisfy the Company's incentive compensation needs in the future. The Board believes that continued grants of stock options, as well as grants of restricted stock, have been and will continue to be an important compensation element in attracting and retaining key employees, directors and consultants who are expected to contribute to the Company's success.

The Board of Directors believes that the amendment is in the best interest of the Company and its shareholders and recommends a vote in favor of this proposal.

Summary of the 1997 Plan

The following is a brief summary of the material provisions of the 1997 Plan and is qualified in its entirety by reference to the 1997 Plan, a copy of which is attached to the electronic copy of this Proxy Statement filed with the SEC and may be accessed from the SEC's home page (www.sec.gov). In addition, a copy of the 1997 Plan may be obtained from the Secretary of the Company.

Description of Awards. The 1997 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-based awards, including the grant of securities convertible into Common Stock and the grant of stock appreciation rights (collectively "Awards").

Administration. The 1997 Plan is administered by the Board. The Board has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 1997 Plan and to interpret the provisions of the 1997 Plan. Pursuant to the terms of the 1997 Plan, the Board may delegate authority under the 1997 Plan to one or more committees of the Board, and subject to certain limitations, to one or more executive officers of the Company. The Board has authorized the Compensation and Benefits Committee to administer certain aspects of the 1997 Plan, including the granting of options to executive officers. Subject to any applicable limitations contained in the 1997 Plan, the Board, the Compensation and Benefits Committee or any other committee or executive officer to whom the Board delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of Common Stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options, (iii) the duration of options, and (iv) the number of shares of Common Stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price.

Incentive Stock Options and Nonstatutory Stock Options. Optionees receive the right to purchase a specified number of shares of Common Stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Awards may be granted at an exercise price that may be less than, equal to or greater than the fair market value of the Common Stock on the date of grant subject to the limitations described below. Incentive stock options may not be granted at an exercise price less than the fair market value of the Common Stock on the date of grant (or less than 110% of the fair market value of Common Stock on the date of grant in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the Company or its subsidiaries). Options may not be granted for a term in excess of ten years, or five years in the case of shareholders deemed to hold more than 10% of the combined voting power of the Company or its subsidiaries. The 1997 Plan permits the Board to determine the manner of payment of the exercise price of options, including through payment by cash, check or in connection with a "cashless exercise" through a broker, by surrender to the Company of shares of Common Stock held by the participant for at least six months, by delivery to the Company of a promissory note, or any combination of the foregoing.

Restricted Stock Awards. Restricted stock Awards entitle recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award.

Other Stock-Based Awards. Under the 1997 Plan, the Board has the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board may determine, including the grant of securities convertible into Common Stock and the grant of stock appreciation rights.

General Provisions Applicable to Awards. The 1997 Plan authorizes the Board to provide for transferable Awards; provided, however, that options intended to qualify as incentive stock options may not be transferable other than by will or by the laws of descent and distribution. In addition, if authorized by the Board, participants may satisfy withholding tax requirements by delivery of shares of Common Stock, including shares retained from the Award creating the tax obligation.

Eligibility to Receive Awards. All officers, employees, directors, consultants and advisors of the Company and its subsidiaries are eligible to be granted Awards under the 1997 Plan. Incentive stock options may only be granted to employees. The maximum number of shares with respect to which an Award may be granted to any participant under the 1997 Plan may not exceed 380,000 shares per calendar year.

As of March 31, 2002, the Company had 151 employees, including officers, all of whom were eligible to participate in the 1997 Plan. Each of the directors of, and consultants and advisors to, the Company are also eligible to participate in the 1997 Plan. The granting of awards under the 1997 Plan is discretionary, and the Company cannot now determine the number or type of awards to be granted in the future to any particular person or group of persons, except for the annual option grants to directors that are described under "Proposal 1 — Election of Directors — Director Compensation". The following table summarizes options granted and stock awarded under the 1997 Plan as of March 31, 2002 to designated individuals and groups since the adoption of the 1997 Plan in October 1997:

Name and Position	Number of Options Granted and Stock Awarded
Tod R. Hamachek .... Chairman of the Board and Chief Executive Officer	375,000
Anand R. Baichwal .... Senior Vice President, Research and New Technology Development, and Chief Scientific Officer	185,000
Stephen J. Berté, Jr. .... Senior Vice President and General Manager, Excipients Business	142,000
Jennifer L. Good .... Senior Vice President, Finance, and Chief Financial Officer	196,000
Michael J. Fox .... Former President and Chief Operating Officer	75,000
Jere E. Goyan .... Nominee as Class II Director	49,497
Anne M. VanLent .... Nominee as Class II Director	51,545
Current executive officers, as a group	973,000
Current directors who are not executive officers, as a group	364,837
Current employees who are not executive officers, as a group	561,000

Adjustments.   The Board is required to make appropriate adjustments in connection with the 1997 Plan and any outstanding Awards to reflect stock dividends, stock splits, recapitalizations and certain other events.

Mergers, Liquidations and Acquisition Events.   In the event of a merger, liquidation or other Acquisition Event (as defined in the 1997 Plan), the Board is authorized to provide for outstanding options or other stock-based Awards to be assumed or substituted for, to accelerate the Awards to make them fully exercisable prior to consummation of the Acquisition Event, or to provide for a cash payment for any outstanding options. If any Award expires or is terminated, surrendered, canceled or forfeited, the unused shares of Common Stock covered by such Award will again be available for grant under the 1997 Plan.

Amendment or Termination.   The Board may at any time amend or terminate the 1997 Plan.

Federal Income Tax Consequences

The following summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the 1997 Plan. This summary is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below.

Incentive Stock Options.   A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by the Company or its corporate parent or majority-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under "Nonstatutory Stock Options." The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit (if sales proceeds exceed the exercise price). The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Nonstatutory Stock Options.   A participant will not have income upon the grant of a nonstatutory stock option. A participant will have compensation income upon the exercise of a nonstatutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock.   A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Tax Consequences to the Company. There will be no tax consequences to the Company except that the Company will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

PROPOSAL 3 — RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Board of Directors, on the recommendation of its Audit Committee, has appointed the firm of Ernst & Young LLP as the Company's independent auditors for the year ending December 31, 2002. Ernst & Young LLP has been our independent auditors since our inception. Although shareholder approval of the Board of Director's appointment of Ernst & Young LLP is not required by law, the Board of Directors believes that it is advisable to give shareholders an opportunity to ratify this appointment. If this proposal is not approved at the meeting, the Board of Directors will reconsider this appointment.

Representatives of Ernst & Young LLP are expected to be present at the annual meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from shareholders.

The Board of Directors recommends a vote in favor of this proposal.

Independent Auditor Fees and Other Matters

Audit Fees. Ernst & Young LLP billed the Company an aggregate of $184,000 in fees for professional services rendered in connection with the audit of the Company's financial statements for the most recent fiscal year and the reviews of the financial statements included in each of the Company's Quarterly Reports on Form 10-Q during the fiscal year ended December 31, 2001.

Financial Information Systems Design and Implementation Fees. Ernst & Young LLP did not bill the Company for any professional services rendered to the Company and its affiliates for the fiscal year ended December 31, 2001 in connection with financial information systems design or implementation, the operation of the Company's information system or the management of its local area network.

All Other Fees. Ernst & Young LLP billed the Company an aggregate of $176,000 in fees for other audit related and non-audit services rendered to the Company for the fiscal year ended December 31, 2001. Audit-related services generally include fees for accounting consultations, a retirement plan audit and a SEC registration statement. Non-audit services include fees for investment advisory services and consultations for the selection of a vendor, both relating to the Company's retirement plan, and general tax compliance services. The Audit Committee has considered whether the provision of these services to the Company, as well as the fees paid for such services, are compatible with maintaining the independence of Ernst & Young LLP. The Audit Committee has concluded that such independence can be maintained.

OTHER INFORMATION

Shareholder Proposals for 2003 Annual Meeting

Under Rule 14a-8(e)(2) of the Securities and Exchange Commission, shareholder proposals intended for inclusion in next year's proxy statement must be directed to the Corporate Secretary at Penwest Pharmaceuticals Co., 2981 Route 22, Patterson, New York 12563-2335, and must be received by January 9, 2003. If the Company does not receive shareholder proposals by this date, it retains the discretion to vote proxies it receives.

If a shareholder of the Company wishes to present a proposal before the 2003 Annual Meeting but has not complied with the requirements for inclusion of such proposal in the Company's proxy materials pursuant to Rule 14a-8 under the Exchange Act, such shareholder must give written notice of such proposal to the Secretary of the Company at the principal offices of the Company not less than 60 days nor more than 90 days prior to the 2003 Annual Meeting. Notwithstanding the foregoing, if the Company provides less than 70 days notice or prior public disclosure of the date of the meeting to the shareholders, notice by the shareholders must be received by the Secretary no later than the close of business on the tenth day following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first. If a shareholder who wished to present a proposal fails to notify the Company by this date, the proxies that management solicits for that meeting will have discretionary authority to vote on the shareholder's proposal if it is properly brought before that meeting. If a shareholder makes timely notification, the proxies may still exercise discretionary authority under circumstances consistent with the Securities and Exchange Commission's proxy rules.

Solicitation of Proxies

The proxy card accompanying this proxy statement is solicited by the Board of Directors. Proxies may be solicited by officers, directors and other employees of the Company, none of whom will receive any additional compensation for their services. The Company reserves the right to retain other outside agencies for the purpose of soliciting proxies. Solicitations of proxies may be made personally, or by mail, telephone, telegraph, facsimile or messenger. The Company will pay persons holding shares of Common Stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks and other fiduciaries, for the expense of forwarding soliciting materials to their principals. All costs of soliciting proxies will be paid by the Company.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement or annual report may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you call or write us at the following address or phone number: Penwest Pharmaceuticals Co., 2981 Route 22, Patterson, New York 12563-2335, Attention: Secretary, (845) 878-8381. If you would like to receive separate copies of the annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and phone number.

Other Matters

The Company is not aware of any other business to be acted upon at the meeting. If other business requiring a vote of the shareholders should come before the meeting, the holders of the proxies will vote in accordance with their best judgment.

PENWEST PHARMACEUTICALS CO.
1997 EQUITY INCENTIVE PLAN

1. Purpose

The purpose of this 1997 Equity Incentive Plan (the "Plan") of Penwest Pharmaceuticals Co., a Washington corporation (the "Company"), is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing such persons with equity ownership opportunities and performance-based incentives and thereby better aligning the interests of such persons with those of the Company's stockholders. Except where the context otherwise requires, the term "Company" shall include any present or future subsidiary corporations of Penwest Pharmaceuticals Co. defined in Section 424(f) of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the "Code").

2. Eligibility

All of the Company's employees, officers, directors, consultants and advisors are eligible to be granted options, restricted stock, or other stock-based awards (each, an "Award") under the Plan. Any person who has been granted an Award under the Plan shall be deemed a "Participant".

3. Administration, Delegation

(a) *Administration by Board of Directors.* The Plan will be administered by the Board of Directors of the Company (the "Board"). The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board's sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award. No director or person acting pursuant to the authority delegated by the Board shall be liable for any action or determination relating to or under the Plan made in good faith.

(b) *Delegation to Executive Officers.* To the extent permitted by applicable law, the Board may delegate to one or more executive officers of the Company the power to make Awards and exercise such other powers under the Plan as the Board may determine, provided that the Board shall fix the maximum number of shares subject to Awards and the maximum number of shares for any one Participant to be made by such executive officers.

(c) *Appointment of Committees.* To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "Committee"). If and when the common stock, $0.001 par value per share, of the Company (the "Common Stock") is registered under the Securities Exchange Act of 1934 (the "Exchange Act"), the Board shall appoint one such Committee of not less than two members, each member of which shall be an "outside director" within the meaning of Section 162(m) of the Code and a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act." All references in the Plan to the "Board" shall mean the Board or a Committee of the Board or the executive officer referred to in Section 3(b) to the extent that the Board's powers or authority under the Plan have been delegated to such Committee or executive officer.

4. Stock Available for Awards

(a) *Number of Shares.*   Subject to adjustment under Section 4(c), Awards may be made under the Plan for up to 3,500,000 shares of Common Stock. If any Award expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part or results in any Common Stock not being issued, the unused Common Stock covered by such Award shall again be available for the grant of Awards under the Plan, subject, however, in the case of Incentive Stock Options (as hereinafter defined), to any limitation required under the Code. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(b) *Per-Participant Limit.*   Subject to adjustment under Section 4(c), for Awards granted after the Common Stock is registered under the Exchange Act, the maximum number of shares with respect to which an Award may be granted to any Participant under the Plan shall be 500,000 per calendar year. The per-participant limit described in this Section 4(b) shall be construed and applied consistently with Section 162(m) of the Code.

(c) *Adjustment to Common Stock.*   In the event of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a normal cash dividend, (i) the number and class of securities available under this Plan, (ii) the number and class of security and exercise price per share subject to each outstanding Option, (iii) the repurchase price per security subject to each outstanding Restricted Stock Award, and (iv) the terms of each other outstanding stock-based Award shall be appropriately adjusted by the Company (or substituted Awards may be made, if applicable) to the extent the Board shall determine, in good faith, that such an adjustment (or substitution) is necessary and appropriate. If this Section 4(c) applies and Section 8(e)(1) also applies to any event, Section 8(e)(1) shall be applicable to such event, and this Section 4(c) shall not be applicable.

5. Stock Options

(a) *General.*   The Board may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable. An Option which is not intended to be an Incentive Stock Option (as hereinafter defined) shall be designated a "Nonstatutory Stock Option".

(b) *Incentive Stock Options.*   An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "Incentive Stock Option") shall only be granted to employees of the Company and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Company shall have no liability to a Participant, or any other party, if an Option (or any part thereof) which is intended to be an Incentive Stock Option is not an Incentive Stock Option.

(c) *Exercise Price.*   The Board shall establish the exercise price at the time each Option is granted and specify it in the applicable option agreement.

(d) *Duration of Options.*   Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement.

(e) *Exercise of Option.*   Options may be exercised only by delivery to the Company of a written notice of exercise signed by the proper person together with payment in full as specified in Section 5(f) for the number of shares for which the Option is exercised.

(f) *Payment Upon Exercise.* Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

(1) in cash or by check, payable to the order of the Company;

(2) to the extent permitted by the Board and explicitly provided in an Option Agreement (i) by delivery of shares of Common Stock owned by the Participant valued at their fair market value as determined by the Board in good faith ("Fair Market Value"), which Common Stock was owned by the Participant at least six months prior to such delivery, (ii) by delivery of a promissory note of the Participant to the Company on terms determined by the Board, or (iii) by payment of such other lawful consideration as the Board may determine; or

(3) any combination of the above permitted forms of payment.

6. Restricted Stock

(a) *Grants.* The Board may grant Awards entitling recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award (each, "Restricted Stock Award").

(b) *Terms and Conditions.* The Board shall determine the terms and conditions of any such Restricted Stock Award, including the conditions for repurchase (or forfeiture) and the issue price, if any. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Board, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "Designated Beneficiary"). In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant's estate.

7. Other Stock-Based Awards

The Board shall have the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board may determine, including the grant of shares based upon certain conditions, the grant of securities convertible into Common Stock and the grant of stock appreciation rights.

8. General Provisions Applicable to Awards

(a) *Transferability of Awards.* Except as the Board may otherwise determine or provide in an Award, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

(b) *Documentation.* Each Award under the Plan shall be evidenced by a written instrument in such form as the Board shall determine. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c) *Board Discretion.* Except as otherwise provided by the Plan, each type of Award may be made alone or in addition or in relation to any other type of Award. The terms of each type of Award need not be identical, and the Board need not treat Participants uniformly.

(d) *Termination of Status.* The Board shall determine the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, the Participant's legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award.

(e) *Acquisition Events*

(1) *Consequences of Acquisition Events.* Upon the occurrence of an Acquisition Event (as defined below), or the execution by the Company of any agreement with respect to an Acquisition Event, the Board shall take any one or more of the following actions with respect to then outstanding Awards: (i) provide that outstanding Options shall be assumed, or equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), provided that any such Options substituted for Incentive Stock Options shall satisfy, in the determination of the Board, the requirements of Section 424(a) of the Code; (ii) upon written notice to the Participants, provide that all then unexercised Options will become exercisable in full as of a specified time (the "Acceleration Time") prior to the Acquisition Event and will terminate immediately prior to the consummation of such Acquisition Event, except to the extent exercised by the Participants between the Acceleration Time and the consummation of such Acquisition Event; (iii) in the event of an Acquisition Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share of Common Stock surrendered pursuant to such Acquisition Event (the "Acquisition Price"), provide that all outstanding Options shall terminate upon consummation of such Acquisition Event and each Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (A) the Acquisition Price multiplied by the number of shares of Common Stock subject to such outstanding Options (whether or not then exercisable), exceeds (B) the aggregate exercise price of such Options; (iv) provide that all Restricted Stock Awards then outstanding shall become free of all restrictions prior to the consummation of the Acquisition Event; and (v) provide that any other stock-based Awards outstanding (A) shall become exercisable, realizable or vested in full, or shall be free of all conditions or restrictions, as applicable to each such Award, prior to the consummation of the Acquisition Event, or (B), if applicable, shall be assumed, or equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof).

An "Acquisition Event" shall mean: (a) any merger or consolidation which results in the voting securities of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 60% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such merger or consolidation; (b) any sale of all or substantially all of the assets of the Company; or (c) the complete liquidation of the Company.

(2) *Assumption of Options Upon Certain Events.* The Board may grant Awards under the Plan in substitution for stock and stock-based awards held by employees of another corporation who become employees of the Company as a result of a merger or consolidation of the employing corporation with the Company or the acquisition by the Company of property or stock of the employing corporation. The substitute Awards shall be granted on such terms and conditions as the Board considers appropriate in the circumstances.

(f) *Withholding.* Each Participant shall pay to the Company, or make provision satisfactory to the Board for payment of, any taxes required by law to be withheld in connection with Awards to such Participant no later than the date of the event creating the tax liability. The Board may allow Participants to satisfy such tax obligations in whole or in part in shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value. The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant.

(g) *Amendment of Award.* The Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, provided that the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant.

(h) *Conditions on Delivery of Stock.* The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(i) *Acceleration.* The Board may at any time provide that any Options shall become immediately exercisable in full or in part, that any Restricted Stock Awards shall be free of all restrictions or that any other stock-based Awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

9. Miscellaneous

(a) *No Right To Employment or Other Status.* No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b) *No Rights As Stockholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder of such shares.

(c) *Effective Date and Term of Plan.* The Plan shall become effective on the date on which it is adopted by the Board, but no Award granted to a Participant designated as subject to Section 162(m) by the Board shall become exercisable, vested or realizable, as applicable to such Award, unless and until the Plan has been approved by the Company's stockholders. No Awards shall be granted under the Plan after the completion of ten years from the earlier of (i) the date on which the Plan was adopted by the Board or (ii) the date the Plan was approved by the Company's stockholders, but Awards previously granted may extend beyond that date.

(d) *Amendment of Plan.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time, provided that no Award granted to a Participant designated as subject to Section 162(m) by the Board after the date of such amendment shall become exercisable, realizable or vested, as applicable to such Award (to the extent that such amendment to the Plan was required to grant such Award to a particular Participant), unless and until such amendment shall have been approved by the Company's stockholders.

(e) *Stockholder Approval.* For purposes of this Plan, stockholder approval shall mean approval by a vote of the stockholders in accordance with the requirements of Section 162(m) of the Code.

(f) *Governing Law.* The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Washington, without regard to any applicable conflicts of law.